Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-226124, No. 333-199923, No. 333-181660, and No. 333-175179) of Alaska Communications Systems Group, Inc. of our reports dated March 8, 2019, relating to the consolidated financial statements of Alaska Communications Systems Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for revenue from contracts with customers) and the effectiveness of internal control over financial reporting of Alaska Communications Systems Group, Inc. appearing in this Annual Report on Form 10-K for the year ended December 31, 2018.

/s/ Moss Adams LLP

Spokane, Washington

March 8, 2019